

Mail Stop 7010

December 8, 2008

Mr. Daniel E. Terrell
Lumber Liquidators, Inc.
3000 John Deere Road
Toano, Virginia 23168

      RE: Lumber Liquidators, Inc.
              Form 10-K for the fiscal year ended December 31, 2007
              Filed March 12, 2008
              File #1-33767

Dear Mr. Terrell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 9A. Controls and Procedures, page 65

1. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be included in your reports is recorded, processed, summarized and reported within the specified time periods. Please

confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is accumulated and communicated to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e).

Proxy Statement

Annual Cash Bonus Awards, page 10

2. We note your disclosure that individual goals for the executive officers other than Messrs. Griffiths and Sullivan were a combination of qualitative and quantitative measures that were developed for each individual by Messrs. Griffiths and/or Sullivan, and varied based upon the executive's role and responsibility within the Company. Such measures included, among other things, operational, procedural and developmental criteria as well as objectives related to your IPO. The individual goals for Messrs. Griffiths and Sullivan were determined by the board. Please tell us, with a view toward future disclosure, in greater detail how individual roles and performance for each executive officer factor in to the compensation amounts you disclose. Explain in your discussion how the compensation committee analyzed individual performance in determining to award each officer 75% of the portion of the bonus related to individual performance.

3. We note your disclosure that specific financial performance goals for the company were not set for 2007. However, you also state that the compensation committee considered a number of financial measures, including overall sales growth, gross profit and gross margin, operating income, net income and the number of new locations opened during 2007. Please tell us, with a view toward future disclosure, all the financial measures the committee considered and how it analyzed those measures in determining to award each executive officer 50% of the portion of the bonus related to the company's general financial performance.

Equity Incentive Awards, page 10

4. Please tell us, with a view toward future disclosure, how the amount of option awards were determined for the executive officers.

* * * *

Mr. Daniel E. Terrell
Lumber Liquidators, Inc.
December 8, 2008
Page 3

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Brigitte Lippmann, Staff Attorney, at (202) 551-3713, or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief